UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29505 / November 22, 2010

_____

In the Matter of   :
                                                                                                  :
NATIONWIDE LIFE INSURANCE COMPANY, ET AL.   :
c/o Jamie Ruff Casto, Esq.   :
Nationwide Life Insurance Company   :
One Nationwide Plaza, 1-34-201   :
Columbus, Ohio 43215   :
                                                                                                  :
(812-13648)   :

_____

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING APPROVAL OF SUBSTITUTIONS AND PURSUANT TO SECTION 17(b) OF THE
ACT GRANTING EXEMPTION FROM THE PROVISIONS OF SECTION 17(a) THEREUNDER

Nationwide Life Insurance Company ("NWL"), Nationwide Life and Annuity Insurance Company
("NLAIC") (together with NWL, the "Insurance Companies"), Nationwide Variable Account-II
("Account II"), Nationwide Variable Account-6 ("Account 6"), Nationwide Variable Account-7
("Account 7"), Nationwide Variable Account-8 ("Account 8"), Nationwide Variable Account-9
("Account 9"), Nationwide Variable Account-10 ("Account 10"), Nationwide Variable Account -14
("Account 14"), Nationwide VLI Separate Account-2 ("VLI Account 2"), Nationwide VLI Separate
Account-4 ("VLI Account 4"), Nationwide VLI Separate Account-7 ("VLI Account 7"), Nationwide
Provident VA Separate Account 1 ("Account P-1"), Nationwide Provident VLI Separate Account 1
("VLI Account P-1"); Nationwide VA Separate Account-B ("Account B"), Nationwide VL Separate
Account-G ("Account G"), Nationwide Provident VA Separate Account A ("Account P-A"), and
Nationwide Provident VLI Separate Account A ("VLI Account P-A") (together with Accounts II, 6,
7, 8, 9, 10, 14, P-1, B, G, and P-A along with VLI Accounts 2, 4, 7, and P-1, the "Separate
Accounts;" the collective Separate Accounts together with the Insurance Companies, "Applicants")
and Nationwide Variable Insurance Trust (together with Applicants, the "Section 17(b) Applicants")
filed an application on was filed on April 2, 2009, and amended and restated on July 15, 2010 and
October 21, 2010. Applicants requested an order under Section 26(c) of the Investment Company
Act of 1940 ("1940 Act") to permit the substitution of securities issued by certain registered
investment companies for shares of certain other registered investment companies ("Substitutions").
In addition, Section 17(b) Applicants requested an order pursuant to Section 17(b) of the 1940 Act
exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to
permit certain in-kind transactions in connection with the Substitutions.

A notice of the filing of the application was issued on October 25, 2010 (Release No. IC-29486). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued, unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and the proposed transactions are consistent with the general purposes of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed substitutions by Nationwide Life Insurance Company, et al. (812–13648) are approved; and

IT IS FURTHER ORDERED, pursuant to Section 17(b) of the 1940 Act, that the requested exemptions from the provisions of Section 17(a) of the 1940 Act be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary